EXHIBIT 4.5

ESCROW AGREEMENT

This Escrow Agreement is entered into as of June 30, 2005, by and among Century Park Pictures Corp., a Minnesota corporation (“Parent”); IsoRay Medical, Inc., a Delaware corporation (referred to herein interchangeably as the “Company” and the “Escrow Agent”); and Thomas Scallen, an individual (the “Stockholder”).

Recitals

A.   Parent, Century Park Transitory Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Parent (the “Merger Sub”), the Company, the Stockholder and Anthony Silverman have entered into an Agreement and Plan of Merger dated as of May 27, 2005 (the “Merger Agreement”) pursuant to which the Company will be merged with and into Merger Sub whereby the Company will cease to exist, and Merger Sub will be the surviving corporation (the “Merger”).

B.   The Merger Agreement provides that an escrow account will be established as collateral for certain possible indemnification obligations to the Company and its officers, directors and affiliates (the “Indemnitiees”) by the Stockholder that may arise under the Merger Agreement.

C.   This Agreement will become effective automatically upon the closing of the Merger.

D.   The parties hereto desire to establish the terms and conditions pursuant to which such escrow account will be established and maintained.

Agreement

Now, Therefore, the parties hereby agree as follows:

1.  Defined Terms. Capitalized terms used in this Agreement and not otherwise defined shall have the meanings given them in the Merger Agreement.

2.  Escrow Account.

(a)  Escrow of Parent Shares. On the Effective Date, Stockholder shall deliver to the Escrow Agent 50,000 shares (post 30:1 reverse stock split) of Parent common stock (the “Escrow Shares”). The Escrow Shares will be represented by a certificate or certificates issued in the name of the Escrow Agent or its nominee. The Escrow Shares shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party hereto. The Escrow Agent agrees to accept delivery of the Escrow Shares and to hold the Escrow Shares (as well as any dividends or other amounts paid on such account pursuant to Section 2(b)) in an escrow account (the “Escrow Account”) subject to the terms and conditions of this Agreement. Upon delivery, the Escrow Agent will issue a written receipt for the Escrow Shares to the Stockholder.

(b)  Dividends, Etc. Any securities distributable in respect of or in exchange for any of the Escrow Shares, whether by way of stock dividend, stock splits or otherwise, shall be delivered to the Escrow Agent, who shall hold such securities in the Escrow Account. Such securities shall be issued in the name of the Escrow Agent or its nominee and shall be considered Escrow Shares for all purposes hereof. Any cash dividend or property (other than securities) distributable to the Stockholder in respect of the Escrow Shares shall be delivered to the Stockholder, and shall not become part of the Escrow Account.

(c)  Voting of Shares. On any matter brought before the Stockholders of Parent for a vote, the Escrow Agent shall deliver to the Stockholder a notice of such vote promptly upon receiving a proxy or other materials regarding such vote and the Stockholder shall deliver notice to the Escrow Agent (the “Voting Notice”) setting forth the manner in which the Escrow Agent shall vote the Escrow Shares. The Stockholder shall deliver such Voting Notice to the Escrow Agent at least five business days prior to the date of the taking of any vote of the stockholders of Parent (the “Voting Notice Date”). The Escrow Agent shall have no obligation to vote any of the Escrow Shares if no Voting Notice is received prior to the Voting Notice Date or if such notice does not clearly set forth the manner in which the Escrow Agent shall vote the Escrow Shares.

(d)  Transferability. The interest of the Stockholder in the Escrow Account shall not be assignable or transferable by the Stockholder. The interest of Parent in the Escrow Account shall be assignable or transferable by Parent in connection with a merger, sale of substantially all of its assets or other business combination involving Parent.

(e)  Escrow Agent’s Power to Transfer. The Escrow Agent is hereby granted the power to effect any transfer of all or a part of the Escrow Account permitted under the terms of this Agreement.

3.  Administration of Escrow Account. The Escrow Agent shall administer the Escrow Account as follows:

(a)  Delivery of Claim Notice. If any Indemnitee has incurred or suffered any Damages for which it is or may be entitled to indemnification under the Merger Agreement, the Parent shall, on behalf of such Indemnitee and on or prior to the Termination Date (as defined below), give written notice of such claim (a “Claim Notice”) to the Stockholder and the Escrow Agent. Each Claim Notice shall state the basis for such claim and the amount of Damages incurred or suffered by such Indemnitee (the “Claimed Amount”) and delivery instructions for the Claimed Amount. No Indemnitee shall make any claim for Damages after 11:59 p.m. (Washington Time) on the date that is three years after the Closing Date (such date being referred to herein as the “Termination Date”).

(b)  Response Notice. Within 15 business days of the date a Claim Notice was sent to the Stockholder and the Escrow Agent (the “Response Date”), the Stockholder shall provide to Parent and to the Escrow Agent a written response (the “Response Notice”) in which the Stockholder shall: (i) agree that the full Claimed Amount may be released from the Escrow Account to the Indemnitee, (ii) agree that part, but not all of the Claimed Amount (the “Agreed Amount”) may be released from the Escrow Account to the Indemnitee or (iii) contest that any of the Claimed Amount may be released from the Escrow Account to the Indemnitee. The Stockholder may contest the release of all or a portion of a Claimed Amount only based upon a good faith belief that all or such portion of the Claimed Amount does not constitute Damages for which the Indemnitee is entitled to indemnification under the Merger Agreement. If no Response Notice is delivered by the Stockholder to the Escrow Agent by the Response Date, the Stockholder shall be deemed to have agreed that the entire Claimed Amount may be released to the Indemnitee from the Escrow Account.

(c)  Uncontested Claim. If the Stockholder in the Response Notice agrees or is deemed to have agreed that the Claimed Amount may be released from the Escrow Account to the Indemnitee, the Escrow Agent shall, no later than five business days after receipt of the Response Notice, transfer, deliver, and assign to such Indemnitee the Claimed Amount (or such lesser amount as is then held in the Escrow Account).

(d)  Partially Contested Claims. If the Stockholder in the Response Notice agrees that part, but not all, of the Claimed Amount may be released from the Escrow Account to such Indemnitee, the Escrow Agent shall, no later than five business days after receipt of the Response Notice, transfer, deliver, and assign to such Indemnitee the Agreed Amount (or such lesser amount as is then held in the Escrow Account).

(e)  Contested Claims. If the Stockholder in the Response Notice contests the release of all or part of the Claimed Amount (the “Contested Amount”), the matter shall be settled by binding arbitration held in Phoenix, Arizona. All claims shall be settled by three arbitrators in accordance with the Commercial Arbitration Rules then in effect of the American Arbitration Association (the “Rules”). The Stockholder and Parent shall each designate one arbitrator within 10 business days of the delivery of the Response Notice contesting the Claimed Amount. Such designated arbitrators shall mutually agree upon and shall designate a third arbitrator within 10 business days of the last to be appointed of such arbitrators; provided however, that (i) in the event the two designated arbitrators fail to reach agreement with respect to the designation of the third arbitrator within such 10 business day period, the third arbitrator shall be appointed in accordance with the Rules and (ii) if either the Stockholder or Parent fail to timely designate an arbitrator, the dispute shall be resolved by the one arbitrator timely designated. There shall be limited discovery prior to the arbitration hearing, subject to the discretion of the arbitrators, as follows: (a) exchange of witness lists and copies of documentary evidence and documents related to or arising out of the issues to be arbitrated, (b) depositions of all party witnesses, and (c) such other depositions as may be allowed by the arbitrators upon a showing of good cause. Depositions shall be conducted in accordance with the Federal Rules of Civil Procedure. Each party shall pay its own costs and expenses (including counsel fees) of any such arbitration. The Stockholder and Parent shall pay the fees and expenses of their respectively designated arbitrators and shall bear equally the fees and expenses of the third arbitrator. The arbitrators shall decide the matter to be arbitrated pursuant hereto within 45 business days after the appointment of the last arbitrator. The arbitrators’ decision shall relate solely to whether Parent is entitled to receive the Contested Amount (or a portion thereof) pursuant to the applicable terms of the Merger Agreement and this Agreement. The final decision of the majority of the arbitrators shall be furnished to the Stockholder, Parent and the Escrow Agent in writing and shall constitute a conclusive determination of the issue in question, binding upon the Stockholder, the Company, Parent and the Escrow Agent and shall not be contested by any of them. Such decision may be used in a court of law only for the purpose of seeking enforcement of the arbitrators’ award. After delivery of a Response Notice that the Claimed Amount is contested by the Stockholder, the Escrow Agent shall retain in the Escrow Account that portion of the Escrow Account having a value equal to one hundred percent (100%) of the Contested Amount by such number of Escrow Shares (with the Fair Market Value of any Escrow Shares calculated according to Section 6) (up to the amount then available in the Escrow Account), notwithstanding the occurrence of the Termination Date, until (i) delivery of a copy of a settlement agreement executed by Parent and the Stockholder setting forth instructions to the Escrow Agent as to release of any amounts from the Escrow Account, if any, that shall be made with respect to the Contested Amount, or (ii) delivery of a copy of the final award of the majority of the arbitrators setting forth instructions to the Escrow Agent as to the release of any amounts from the Escrow Account, if any, that shall be made with respect to the Contested Amount. The Escrow Agent shall thereupon release the amount, if any, from the Escrow Account (or such lesser amount as is then held in the Escrow Account) in accordance with such agreement or instructions. Each of the Stockholder and Parent shall use commercially reasonable efforts to fully and finally resolve all disputes governed by the procedures set forth in this Section 3(e) as expeditiously as possible.

4.  Satisfaction of Claims. Claims will be satisfied, by delivery of such number of Escrow Shares having a Fair Market Value equal to the amount to be released from escrow. The Escrow Agent shall have no responsibility to perform any calculations anticipated by this Section 4, but will in all circumstances be directed in writing executed by both parties as to the number of Escrow Shares that are to be disbursed.

5.  Release of Escrow Shares

(a)  Within 5 business days after the Termination Date, Parent shall deposit with the Escrow Agent a certificate in the name of the Stockholder representing the number of (pursuant to Section 5(c)) shares of Parent Common Stock to which such stockholder is then entitled and the Escrow Agent shall, pursuant to written instructions provided to it by Parent and the Stockholder, distribute to the Stockholder, such certificates representing the Escrow Shares, if any, then held in escrow. Notwithstanding the foregoing, if any Indemnitee shall have asserted a claim for indemnification prior to the Termination Date and such claim has not yet been resolved, the Escrow Agent shall retain in the Escrow Account after the Termination Date that portion of the Escrow Account having a value equal to one hundred percent (100%) of the Claimed Amount or Contested Amount, as the case may be, by such number of Escrow Shares (with the Fair Market Value of any Escrow Shares calculated according to Section 6), which has not then been resolved, upon the terms set forth in Section 2.

(b)  Any distribution of all or a portion of the Escrow Shares, if any, to the Stockholder, shall be made by mailing a stock certificate in the name of the Stockholder to the address of the Stockholder provided in Section 10 (or such other address as may be provided in writing to the Escrow Agent and Parent by the Stockholder).

(c)  No fractional Escrow Shares shall be distributed to the Stockholder pursuant to this Agreement. In lieu of any fractional shares to which such Stockholder would otherwise be entitled, such Stockholder shall be paid in cash an amount equal to the dollar amount (rounded to the nearest whole cent) determined by multiplying the Fair Market Value by the fraction of a share of Parent Common Stock that would otherwise be deliverable to such Stockholder hereunder. As soon as practicable after the Termination Date, Parent shall deposit cash in the Escrow Account in a sufficient amount to pay for any such fractional shares in accordance with this Section 5(c).

6.  Fair Market Value. For purposes of determining (i) the number of Escrow Shares to be either delivered to satisfy a claim pursuant to Section 4, or retained in the escrow account pursuant to Section (3)(e) or Section (5)(a), or (ii) the dollar amount paid to the Stockholder in lieu of fractional shares of Parent Common Stock pursuant to Section 5(c), “Fair Market Value” shall be determined as follows:

(i) if the Common Stock is listed on a national securities exchange, the closing price of such Common Stock on the principal national securities exchange on which such Common Stock is traded on the date for which any determination of Fair Market Value is made for any purpose hereunder ("Determination Date"), or, if there shall have been no sales on any such exchange on the Determination Date, the average of the highest bid and lowest asked prices on such principal exchange on such Determination Date; or

(ii) if the Common Stock is not listed on a national securities exchange, the closing price on the NASD's National Market System, or, if there shall have been no sales on the Determination Date on the National Market System, the average of highest bid and lowest asked prices on the Determination Date on the National Market System, as applicable; or

(iii) if the Common Stock is not listed on a securities exchange or the National Market System, the average of the representative bid and asked prices of the Stock as of the close of trading on the Determination Date as quoted in the NASDAQ System; or

(iv) if the Common Stock is not quoted in the NASDAQ System, the average of the high and low bid and asked prices on the Determination Date in the over-the-counter market as reported by the NASD Bulletin Board, the National Quotation Bureau, Incorporated, or any similar successor organization; or

(v) if the Common Stock is not listed on or traded in any recognized securities market, such value as the Parent and the Stockholder may agree upon; or

(vi) if the Parent and the Stockholder cannot agree on a value for the Common Stock within thirty (30) days after the Parent or the Stockholder has made a written proposal with respect to such value to the other party, the fair market value of the Stock as of the Determination Date as determined by an Independent Appraisal (as defined below). The fees and expenses incurred by the Independent Financial Expert (as defined below) in rendering its Independent Appraisal shall be paid by the Parent. The determination of the Market Value of the Common Stock shall be based solely upon the value of the Parent and shall be computed by dividing the amount that represents the value of the Parent by the number of outstanding shares of Common Stock. In making such a valuation, items such as discounts for minority interests, lack of marketability of the Common Stock or blockage shall not be considered. "Independent Appraisal" shall mean an evaluation of the price that would be paid if the Company were sold at that time on an orderly basis as a going concern, which evaluation shall be made by an Independent Financial Expert. "Independent Financial Expert" shall mean an independent financial expert selected by the Company's Board of Directors on not less than ten (10) days prior written notice to the Holder but shall not include any independent financial expert to whom the Holder shall object in writing not later than ten (10) days after the Board's delivery of notice of selection.

7.  Duties of Escrow Agent.

(a)  The Escrow Agent shall be entitled to rely upon any order, judgment, certificate, demand, notice, instrument or other writing delivered to it hereunder without being required to investigate the validity, accuracy or content thereof nor shall the Escrow Agent be responsible for the validity or sufficiency of this Agreement. In all questions arising under this Agreement, the Escrow Agent may rely on the advice of counsel, and for anything done, omitted or suffered in good faith by the Escrow Agent based on such advice, the Escrow Agent shall not be liable to anyone. The Escrow Agent shall not be required to take any action hereunder involving any expense unless the payment of such expense is made or provided for in a manner reasonably satisfactory to it.

(b)  In the event conflicting demands are made or conflicting notices are served upon the Escrow Agent with respect to the Escrow Account, the Escrow Agent will have the absolute right, at the Escrow Agent’s election, to do either or both of the following: (i) resign as Escrow Agent so a successor can be appointed pursuant to clause (e) of this Section 7, or (ii) file a suit in interpleader and obtain an order from a court of competent jurisdiction requiring the parties to interplead and litigate in such court their several claims and rights among themselves. In the event such interpleader suit is brought, the Escrow Agent will thereby be fully released and discharged from all further obligations imposed upon it under this Agreement, and Parent on the one hand and the Stockholder on the other hand will pay the Escrow Agent all costs, expenses and reasonable attorneys’ fees expended or incurred by the Escrow Agent pursuant to the exercise of the Escrow Agent’s rights under this Section 7(b).

(c)  The Escrow Agent, its corporate parent, its subsidiary corporations or any of its related companies, its employees, agents, officers, and directors, shall be indemnified and held harmless by Parent, from and against any and all liability, including all expenses reasonably incurred in its defense, to which the Escrow Agent, its corporate parent, its subsidiary corporations or any of its related companies, its employees, agents, officers, and directors, shall be subject by reason of any action taken or omitted or any investment or disbursement of any part of the Escrow Account made by the Escrow Agent pursuant to this Escrow Agreement, except as a result of the Escrow Agent’s own gross negligence or willful misconduct. This right of indemnification shall survive the termination of this Escrow Agreement, and the removal or resignation of the Escrow Agent.

(d)  The Escrow Agent shall have no interest in the Escrow Account, but is serving as escrow holder only and having only possession thereof.

(e)  The Escrow Agent may resign as Escrow Agent at any time and for any reason whatsoever. In the event the Escrow Agent desires to resign as Escrow Agent under this Agreement, the Escrow Agent shall deliver a notice to Parent and the Stockholder stating the date upon which such resignation shall be effective; provided however, that any such resignation shall not be effective until at least the 15th business day after Parent and the Stockholder receive such notice. Upon the receipt of any such notice from the Escrow Agent, Parent may appoint a successor escrow agent without the consent of the Stockholder so long as such successor is a bank or trust company with assets of at least $500 million and may appoint any other successor escrow agent with the consent of the Stockholder, which consent shall not be unreasonably withheld. In the case of the appointment of any successor escrow agent requiring the consent of the Stockholder as set forth in the preceding sentence, Parent and the Stockholder shall deliver a written notice to the Escrow Agent designating the successor escrow agent. Upon the effectiveness of the resignation of the Escrow Agent, the Escrow Agent shall deliver the Escrow Account to any successor escrow agent properly designated hereunder, whereupon the Escrow Agent shall be discharged from any and all further obligations arising hereunder. The Escrow Agent shall be paid any outstanding fees and expenses prior to transferring assets to a successor escrow agent. If upon the effective date of resignation of the Escrow Agent a successor escrow agent has not been duly designated, the Escrow Agent’s sole responsibility after that time shall be to retain and safeguard the Escrow Account until receipt of a designation of successor escrow agent or a final nonappealable order of a court of competent jurisdiction.

(f)  In no event shall the Escrow Agent be liable to any party for any special, indirect or consequential loss or damage of any kind, even if the Escrow Agent has been previously advised of the possibility of such loss or damage.

8.  Termination. This Agreement shall terminate upon the later of the Termination Date or the release by the Escrow Agent of all of the property then held in the Escrow Account pursuant to a written direction executed by Parent and the Stockholder or in accordance with Section 3(e) of this Agreement.

9.  Merger of Escrow Agent. In the event the Escrow Agent is merged with, acquired or otherwise combined with another entity, or the Escrow Agent transfers all or substantially all of its assets, the successor as a result of such transaction will be the Escrow Agent hereunder without any further action by the parties hereto.

10.  Notices. All notices, instructions and other communications given hereunder or in connection herewith shall be in writing. Any such notice, instruction or communication shall be sent either (i) by registered or certified mail, return receipt requested, postage prepaid, or (ii) via a reputable nationwide overnight courier service, in each case to the address set forth below. Any such notice, instruction or communication shall be deemed to have been delivered three business days after it is sent prepaid, or 1 business day after it is sent via a reputable nationwide overnight courier service.

If to Parent:	IsoRay, Inc. 350 Hills Street, Suite 106 Richland, Washington 99354 Attn: Chief Executive Officer Fax: (509) 375-3473

With a copy to:	Keller Rohrback, P.L.C. 3101 North Central Avenue, Suite 900 Phoenix, Arizona 85012-2600 Attn: Stephen R. Boatwright, Esq. Fax: (602) 248-2822

If to the Stockholder:	Thomas Scallen 4701 IDS Center Minneapolis, Minnesota 55402 Fax: (___) ___-____

With a copy to:

If to the Escrow Agent:	IsoRay Medical, Inc. 350 Hills Street, Suite 106 Richland, Washington 99354 Attn: Chief Executive Officer Fax: (509) 375-3473

With a copy to:	Keller Rohrback, P.L.C. 3101 North Central Avenue, Suite 900 Phoenix, Arizona 85012-2600 Attn: Stephen R. Boatwright, Esq. Fax: (602) 248-2822

Any party may give any notice, instruction or communication in connection with this Agreement using any other means (including personal delivery, facsimile or ordinary mail), but no such notice, instruction or communication shall be deemed to have been delivered unless and until it is actually received by the party to whom it was sent. Any party may change the address to which notices, instructions or communications are to be delivered by giving the other parties to this Agreement notice thereof in the manner set forth in this Section 10.

11.   General

(a)  Effectiveness. This Agreement will become effective automatically upon the Closing of the Merger. Unless and until the Merger closes, this document shall be of no force or effect.

(b)  Governing Law. This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Delaware (without giving effect to principles of conflicts of laws).

(c)  Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(d)  Entire Agreement. Except as set forth in the Merger Agreement, this Agreement constitutes the entire understanding and agreement of the parties with respect to the subject matter of this Agreement and supersedes all prior agreements or understandings between the parties with respect to the subject matter hereof.

(e)  Waivers. No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(f)  Amendment. This Agreement may be amended only with the written consent of Parent, the Escrow Agent and the Stockholder (or their duly designated successors).

12.   Tax Reporting Matters.

(a) The Escrow Agent may require the Stockholder to provide the Escrow Agent with a certified tax identification number for such Stockholder by furnishing appropriate Form W-9 and other forms and documents that the Escrow Agent may reasonably request (collectively, “Tax Reporting Documentation”). The parties hereto understand that, if such Tax Reporting Documentation is not so certified to the Escrow Agent, the Escrow Agent may be required by the Internal Revenue Code of 1986, as it may be amended from time to time, (the “Code”), to withhold a portion of the Escrow Shares or other property held in the Escrow Account by the Escrow Agent pursuant to this Agreement. Notwithstanding anything herein to the contrary, the Escrow Agent shall have no obligation to file or prepare any tax returns or to prepare any other reports for any taxing authorities concerning the matters covered by this Escrow Agreement.

(b)  The Escrow Agent need not make any distribution of any Escrow Shares, monies or other property to the Stockholder (or any assignee or transferee of such Stockholder) if such Stockholder (or assignee or transferee) has not furnished to the Escrow Agent such Tax Reporting Documentation as the Escrow Agent may require.

(c)  Any cash received by the Escrow Agent under Section 5(c) of this Agreement shall be allocated for tax reporting purposes to the Stockholder in accordance with the dollar amount such Stockholder is entitled to receive in lieu of such Stockholder’s fractional shares as provided in Section 5(c) herein.

In Witness Whereof, the parties have duly executed this Agreement as of the day and year first above written.

Parent:

CENTURY PARK PICTURES CORP.

By:____________________________

Title: ____________________________

The Company and Escrow Agent:

ISORAY MEDICAL, INC.

By: ____________________________

Title: ____________________________

Stockholder:

____________________________
Thomas Scallen